Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

         Vasogen's Clinical Results Presented at the Scientific Meeting
                     of the Heart Failure Society of America

Toronto, Ontario (September 25, 2002) -- Vasogen Inc. (TSX:VAS; AMEX:VSV) today announced that both previously reported and new findings from its double-blind, placebo-controlled clinical trial of its immune modulation therapy in chronic heart failure (CHF) were presented at the Scientific Meeting of the Heart Failure Society of America (HFSA) in Boca Raton, Florida, the largest meeting in North America of scientists and healthcare professionals devoted to heart failure research. Guillermo Torre-Amione, MD, PhD, Medical Director of the Heart Transplant Service at Baylor College of Medicine and the DeBakey Heart Center of The Methodist Hospital in Houston, Texas, presented the results as part of the Late Breaking Clinical Trials session.

The results of Vasogen's clinical trial demonstrated a significant reduction in the risk of death and hospitalization, improvements in a clinical composite score, and improvements in key electrocardiogram measures among advanced CHF patients receiving Vasogen's immune modulation therapy.

"There has been growing recognition of the role that chronic inflammation and immune system activation plays in heart failure," said Dr. Torre-Amione, lead investigator for the trial. "The significant impact of Vasogen's immune modulation therapy on the risk of death and hospitalization, and other key findings, suggest that this therapeutic approach has great potential to treat this major underlying pathology in heart failure."

The trial enrolled a total of 73 patients, randomized into two groups, each of which received either Vasogen's immune modulation therapy (n=36) or placebo treatments (n=37). Among the inclusion criteria for patients recruited into the trial were a New York Heart Association (NYHA) classification of III or IV (advanced disease) and a left ventricular ejection fraction (LVEF) of less than 40%. Patients were on stable doses of pharmaceuticals that reflect the standard of care, and the active treatment and placebo groups were well matched at baseline. Several parameters relevant to CHF, including NYHA classification, exercise tolerance, LVEF and quality of life, were assessed at baseline, at a time point near the middle of the study, and at the end of the study. Serious adverse events, including hospitalizations and deaths, were monitored throughout the six-month trial.

The trial demonstrated a significant reduction in the risk of death: p=0.022 (1 vs. 7 deaths) and hospitalization: p=0.008 (12 vs. 21 hospitalizations), based on Kaplan-Meier analysis. Survival analysis also showed a significant reduction in the composite endpoint of all-cause mortality or any hospitalization in the group treated with immune modulation therapy, compared to placebo: p=0.005 (12 vs. 22 events).

In addition to the beneficial impact on major event risk, results of the study showed that patients receiving Vasogen's immune modulation therapy had significant improvements in key electrocardiogram (ECG) measures. More than 50% of patients diagnosed with CHF experience sudden death. The risk of sudden death due to serious ventricular arrhythmia (irregular heartbeat originating in the ventricles of the heart) has been linked to specific ECG abnormalities, including a prolonged QTc interval and increased QT dispersion (QTd). The study showed a significant reduction in mean QTc interval among assessable patients in the active treatment group (-18 milliseconds [msec]), compared to an increase in the placebo group (+12 msec), resulting in a significant

                                     -more-

                                                   ...page 2, September 25, 2002


between-group difference at end of study (429+/-45 vs. 463+/-45 msec, n=35, p=0.035). Similarly, QTd decreased in the immune modulation therapy group by 16 msec during the study, while it increased by 19 msec in the placebo group (n=30, p=0.002).

Analysis of a clinical composite score demonstrated a significant improvement in patients receiving immune modulation therapy. Patients were considered `improved' if, at the end of the study, their NYHA classification improved by at least one functional class and they did not experience any major adverse clinical event during the course of the trial (defined as death or hospitalization for any cause or progression to NYHA Class IV at any time-point). Patients were considered `worse' if they experienced a major clinical event or reported worsening of their NYHA Class by at least one class at the end of the study. All patients were NYHA functional Class III or IV at baseline. Results of the trial demonstrated that significantly more patients in the group treated with Vasogen's immune modulation therapy improved, compared to placebo (31% vs. 11%, p=0.046), while significantly more patients in the placebo group worsened, compared to patients receiving immune modulation therapy (65% vs. 33%, p=0.010).

The trial also showed improvements in quality of life and in clinical status as measured by changes in NYHA classification. Patients in the active treatment group reported a mean improvement in quality of life of 12.2 points from the beginning to the end of the study, using the Minnesota Living with Heart Failure
(MLHF) questionnaire, compared to a 4.5 point mean improvement in the placebo group (p=0.11). A change of 5 points on the MLHF scale is considered clinically significant. In addition, 42% of patients in the active treatment group improved their NYHA status by at least one class, compared to 24% in the placebo group (p=0.14). No significant differences were observed in either LVEF or exercise tolerance between the two groups over the course of the study.

"We were particularly impressed by the absence of detrimental hemodynamic and other adverse effects in the study, suggesting that this approach may be safely combined with existing pharmaceutical therapies to improve upon the current standard of care," commented Dr. James B. Young, Medical Director of the Kaufman Center for Heart Failure and Head of the Section of Heart Failure and Cardiac Transplant Medicine at The Cleveland Clinic. "We look forward to the initiation of the pivotal phase III trial of Vasogen's immune modulation therapy."

Vasogen recently announced plans to initiate a large multi-center pivotal trial in CHF, which is subject to regulatory approval. Dr. Young will act as the study's global Principal Investigator and has been appointed Chairman of the study's Steering Committee. Dr. Torre-Amione will act as Principal Investigator for the U.S. arm of the study, and Dr. Jean-Lucien Rouleau will be Principal Investigator for the Canadian arm of the trial. Dr. Rouleau is Head, Division of Cardiology, University Health Network at the University of Toronto.

Each year in the U.S. and Canada, there are more than 300,000 deaths associated with CHF, and the cost of medical care, primarily resulting from hospitalizations, exceeds $19 billion annually. An estimated five million people in North America are currently living with CHF. Hospital admission rates for CHF have increased in the last 20 years to the point that the disease now accounts for 5% of medical admissions in the U.S. and is the leading cause of hospital admissions in patients over 65 years of age. Patients with CHF experience a continuing decline in health, including the onset of shortness of breath, increased fatigue, reduced exercise tolerance, and an increasing frequency of hospitalization. CHF is usually progressive, becomes irreversible, and ultimately results in death.

     Vasogen is developing immune modulation therapies for the treatment of cardiovascular and other inflammatory diseases.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects,"
"projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property and financing capability, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.